Bank of America Plaza	813.229.7600
101 East Kennedy Boulevard	813.229.1660 fax
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Tampa, Florida 33602

www.slk-law.com

MARK A. CATCHUR
(813) 227-2264
mcatchur@slk-law.com

July 24, 2009

Via Edgar
Donald Abbott, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street
Mail Stop 4720
Washington, DC  20549

Re:	Oragenics, Inc.
Form 10-K for Fiscal year ended December 31, 2008
As Amended on April 29, 2009
Form 10-Q for the quarterly period ended March 31, 2009
Filed May 20, 2009
File No. 001-32188

Dear Mr. Abbott:

On behalf of Oragenics, Inc. (the “Company”), set forth below are responses to the Staff of the Division of Corporation Finance’s comment letter dated July 21, 2009, with respect to Oragenics’ Amendment to its Form 10-K and its Form 10-Q (001-32188).  For your convenience, the Staff’s comments are set forth in bold and followed by the Company’s response.

Form 10-K/A for the fiscal year ended December 31, 2008

Comments

1.
The certifications filed are not dated as required by Item 601(b)(31) of Regulation S-K.  Please file an amendment to the Form 10-K that includes the entire Part III information and new, corrected certifications signed by your current chief executive officer and chief financial officer.

Response:
The Form 10-K amendment is being filed contemporaneously with this letter including the entire Part III with the dated certifications signed by the current chief executive officer and chief financial officer.

Form 10-Q for the quarterly period ended March 31, 2009

Donald Abbott
Securities and Exchange Commission
July 24, 2009

Comments

2.
Please tell us why these certifications do not include the entire introductory language of paragraph 4 to also address your officers’ responsibility for establishing and maintaining internal control over financial reporting.

Response:
The Form 10-Q inadvertently omitted the complete introductory language addressing the officers’ responsibilities for establishing and maintaining internal controls.  As the acting Chief Executive Officer and Chief Financial Office  at the time of the original filing and as the current Chief Executive Officer, Mr. David Hirsch acknowledges that he had responsibility for establishing and maintaining  internal control over financial reporting.  In addition, the Company advises the Staff that the omitted certification language will be included in future filings.

*     *     *     *     *

As requested, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or clarifications of the matters raised in this letter please contact me at (813) 227-2264.

Sincerely,

/s/Mark A. Catchur
Mark A. Catchur, Partner

c: David Hirsch, Chief Executive Officer